





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heikkinen Energy Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2322 Bissonet Street, Suite 4
(No. and Street)

Houston	TX	77005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Heikkinen 713-955-5330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., STE 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Heikkinen _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Heikkinen Energy Securities, LLC _____ , as
of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



SHANNON THURMOND
Notary Public, State of Texas
Comm. Expires 02-27-2021
Notary ID 12931712-1

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Heikkinen Energy Securities, LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2020

TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm

To the Member of Heikkinen Energy Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heikkinen Energy Securities, LLC (the "Company") as of December 31, 2020 and the related statements of operations and member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Supplemental Information

The supplementary information contained in Supplemental Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company L.L.P

Certified Public Accountants
February 25, 2021

We have served as the Company's auditor since 2019.

HEIKKINEN ENERGY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets

Current assets:

Cash	$	3,090,160
Accounts receivable		157,483
Receivable from clearing broker/dealer		141,597
Unbilled income		148,744
Accounts receivable other		2,830
Clearing deposit		250,000
Due from affiliate		3,944
Prepaids and deposits		93,194
Total current assets		3,887,952

Furniture, fixtures and equipment, at cost:

Leasehold improvements	14,884
Furniture and equipment	34,619
Less accumulated depreciation	(49,503)
Total furniture, fixtures and equipment, net	-

Total assets	$	3,887,952

Liabilities and Member's Capital

Current liabilities:

Accounts payable and accrued liabilities	$	76,026
Deferred Income		12,500
Payroll tax liability		81,716
Accrued state income tax		9,468
Total current liabilities		179,710
Member's capital		3,708,242
Total liabilities and member's capital	$	3,887,952

The accompanying notes are an integral part of the financial statements.

3

HEIKKINEN ENERGY SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues		
Commissons income	$	1,491,836
Success fee income		125,762
Consulting and research fees		3,063,372
Investment banking income		148,744
Reimbursed income		10,778
		4,840,492
Costs and expenses:		
Travel and entertainment		39,089
Clearing Expenses		335,308
Salaries and benefits		2,303,777
Technology and communication expenses		247,594
General, administrative, regulatory and miscellaneous expense		762,242
Legal and professional fees		98,348
Occupancy expense		123,620
Depreciation and amortization expense		13,114
Total costs and expenses		3,923,092
Other income (expense):		
Gain/(Loss) on sale of asset		400
SBA PPP loan forgiveness		434,722
Interest Income		6,874
		441,996
Net income		1,359,396
Member's capital, beginning of year		2,823,846
Member's distribution		(475,000)
Member's capital, end of year	$	3,708,242

The accompanying notes are an integral part of the financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES		
Net income	$	1,359,396
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation and amortization		13,114
PPP loan forgiveness		(434,722)
Changes in operating assets and liabilities		
Accounts receivable		(11,598)
Prepaids and deposits		20,545
Due from affiliate		(3,944)
Accounts payable and accrued liabilities		(36,988)
Lease liability, current		(39,788)
Due to affiliate		(1,613)
Net cash provided by Operating Activities		864,402
INVESTING ACTIVITIES		
Purchase of fixed assets		39,388
Proceeds from sale of fixed asset		400
Net cash provided by Investing Activities		39,788
FINANCING ACTIVITIES		
PPP loan		434,722
Member's distribution		(475,000)
Net cash used in Financing Activities		(40,278)
Net cash increase		863,912
Cash at beginning of year		2,226,248
Cash at end of year	$	3,090,160
Supplemental disclosure:		
Income tax paid	$	4,746
Interest paid	$	-

The accompanying notes are an integral part of the financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

CDH Securities (the "Company") changed its name to Heikkinen Energy Securities, LLC on October 14, 2015. It is a Texas LLC formed in December 2012 and is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Company is a wholly owned subsidiary of Heikkinen Energy Advisors LLC (the "Parent").

The Company provides investment banking, financial advice, equity research and sales to the energy and institutional investment industries. The Company also participates in the underwriting of securities offered for sale in public markets. The Company is based in Houston, Texas, and maintains branch offices in New Orleans, Louisiana and Dallas, Texas. At December 31, 2020, the Company was registered as a limited broker-dealer in several states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased. The Company maintains deposits in a financial institution. At December 31, 2020, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2020, the Company's cash was $2,840,160 in excess of federally insured limits.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years and using accelerated methods for tax reporting purposes.

Revenue recognition

In 2019 the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns fees and commissions in connection with the placement and advisory services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Investment Banking Revenue
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees, underwriting fees and sales concessions are recorded on offering date. The Company earns fees and commissions in connection with the placement services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Commission Income
Revenues are comprised of commissions on trade executions for institutional customers. Commissions on such transactions are recorded on a trade date basis as is the related expense. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Success Fee Income
Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met.

Success Fee revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Success Fees from securities related transactions are recognized when earned under the respective agreements.

Research Revenue

The Company provides research on the oil and gas exploration and production industry and related equity on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, or through third-party commission sharing agreements. Direct payments and commission sharing payments are recorded as revenue when an invoice is requested by the customer or when cash is received, whichever occurs first.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of December 31, 2020. This is primarily composed of revenue for research. If the subscription period is conducted over the year-end, deferred revenue is recorded for all revenue related to fulfillment of subscriptions in the next fiscal year.

Fair value of financial instruments

In accordance with the reporting requirements of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2020, nor gains or losses reported in the statement of operations and member's capital that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held during the year ended December 31, 2020.

Fair value measurements

ASC Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Recent accounting pronouncements

During the year ended December 31, 2020 and through February 25, 2021, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2020, up until the issuance of the financial statements, which occurred on February 25, 2021.

2.   TRANSACTIONS WITH RELATED PARTY

The Company incurred monthly incremental expenses on behalf of Blue Wave Oil and Gas totaling $10,778 for the year ended December 31, 2020.

The Company had related party payables with Heikkinen Energy Advisors and Advisor Energy in the amounts of $3,944 and $12,125 respectively for the year ended December 31, 2020.

Related Party Revenue
The Company invoices Blue Wave in arrears monthly for the incurred expenses. The Blue Wave Reimburse Expense Income totaled $10,778 for the year ending December 31, 2020.

3.   DUE FROM CLEARING BROKER:

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions. Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $250,000. This deposit is included in the clearing deposit in the statement of financial condition. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

4.   COMMITMENTS AND CONTINGENCIES:

Operating lease

The Company licenses its office space under the terms of the licensing agreement, which expired on November 12, 2020; pursuant to the licensing agreement the Company extended for another sixty (60) day. For the year ended December 31, 2020, rent expense totaled $50,140 and included maintenance, and other costs as required by the Company's lease.

A right-of-use asset and operating lease liability has been recorded with the adoption of Topic 842, pertaining to this office lease. Due to the short-term nature of the lease an incremental interest rate was not utilized. Operating lease expense is recognized on a straight-line basis over the lease term. The operating lease expense for the current lease totaled $39,788 for the year ended December 31, 2020.

5.   INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Parent's income tax rate.

6.   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company was in compliance with $179,710 of aggregate indebtedness and net capital of $3,301,349.

7.   REVOLVING LINE OF CREDIT – SUBORDINATED DEBT:

The Company has a revolving line of credit with its bank bearing variable interest rate determined at the date of each advance at the rate agreed upon between the lender and the Company. The revolving line of credit matures November 1, 2021. The credit facility allows borrowings up to $3,000,000. This obligation is secured by personal guarantees of the Company's officers. At December 31, 2020, there were no advances against the line of credit.

The lender irrevocably agrees that the obligations of the Broker/Dealer under this agreement with respect to the payment of principal and interest are and shall be fully and irrevocably subordinated in the right of payment and subject to the prior payment or provision for payment if full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated.

8.   RISKS AND CONCENTRATIONS:

The Company maintains all of its cash in a major bank, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

9.   NOTE Payable

On April 14, 2020, the Company entered into a promissory note ("PPP Loan") with a principal balance of $434,722 with Iberia Bank pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relieve and Economic Security Act (The "CARES Act"). The PPP Loan has a maturity date of April 14, 2022 with an annual interest rate of 1% and can be forgiven without interest if the loan is paid within the first ten months of receiving the loan. Under the CARES Act, loan forgiveness is available based on the Company's expenditures for qualified expenses during a 24-week period beginning with the loan approval. The Company's loan was forgiven on December 30, 2020. At December 31,2020, the Company had no PPP loan balance.

10.   **RULE 15c3-3 EXEMPTION:**

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Customer concentrations

For the year ended December 31, 2020, the Company had the following customer concentrations with respect to its revenues:

		Sales	Accounts Receivable
Pershing LLC	Customer 1	31%	48%

HEIKKINEN ENERGY SECURITIES, LLC
SCHEDULE I
DECEMBER 31, 2020

Net capital requirement, the greater of:			$	100,000
	1/15% of aggregate indebtedness	$ 11,981		
	Minimum dollar requirement	100,000		
Net capital				3,301,349
Excess net capital			$	3,201,349
Aggregate indebtedness				179,710
Ratio of aggregate indebtedness to net capital				5.44%
Ratio of subordinated indebtedness to debt/equity total				-
120% of required net capital				120,000
Net capital in excess of 120% of required net capital			$	3,181,349
Total assets			$	3,887,952
Less: total liabilities				179,710
Net worth				3,708,242
Deductions from and/or charges to net worth				
Total non-allowable assets		$ 406,195		
Other deductions or charges		-		
Excess Fidelity Bond Deductible		-		
Total deductions from net worth				406,195
Net capital before haircuts on securities positions				3,302,047
Haircuts on certificates of deposit and				
commercial paper		-		
Other securities		698		
Other positions		-		
Undue concentrations		-		
Total haircuts of securities				698
Net capital			$	3,301,349

There are no material differences between the amounts presented above and the amounts reported on the Company's FOCUS report as of December 31, 2020.



Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Member of
Heikkinen Energy Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Heikkinen Energy Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Heikkinen Energy Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(ii) (the exemption provisions) and (2) Heikkinen Energy Securities, LLC stated that Heikkinen Energy Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Heikkinen Energy Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heikkinen Energy Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company L.L.P

Certified Public Accountants
February 25, 2021

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com


INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Heikkinen Energy Securities, LLC.
2322 Bissonet Street, Suite 4 / Houston, Texas 77005
713-955-5330

Exemption Report

Heikkinen Energy Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Heikkinen Energy Securities, LLC.

I, David Heikkinen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



David Heikkinen, Chief Executive Officer
January 22, 2021